Exhibit 99.4

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors - Algoma Steel Inc. (the “Company”)

We have read the Notice of Algoma Steel Inc. dated March 2, 2005 and are in agreement with the statements contained in such Notice, except that we are not in a position to agree or disagree with the Company’s statement that former auditor has resigned, or that the change was approved by the Board of Directors.

Yours very truly,

Chartered Accountants
Toronto, Canada
March 8, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss Cooperative